Exhibit 8

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation Interest	Proportion of Ownership
Ituran USA Holdings Inc	USA	100%
Ituran USA Inc	USA	85.80%
Ituran de Argentina S.A	Argentina	100%
Ituran Sistemas de Monitoramento Ltda	Brazil	98.75%
Ituran Instalacoes Ltda	Brazil	98.75%
Teleran Holding Ltda	Brazil	99.99%
Ituran servicos Ltda	Brazil	98.75%
E.R.M. Electronic Systems Limited	Israel	49.5%[1]
Mapa Mapping & Publishing Ltd	Israel	100%
Ituran Spain Holding S.L	Spain	100%
Ituran Road Track Monitaramento de Veiculos LTDA	Brazil	100%
Ituran Road Track Argentina, S.A	Argentina	100%
Global Telematics Solutions HK, Limited	Hong Kong	100%
Road Track De Colombia S.A.S	Colombia	100%
Road Track Ecuador, S.A.	Ecuador	100%
Road Track Mexico S.A. De C.V	Mexico	100%
Road Track HK Telematics Limited	Hong Kong	100%
E.D.T.E – Drive Technology Ltd	Israel	100%
Ituran Tech Ltd	Israel	99.99%

1 The proportion of voting power is 51%.